Filed by LTX Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Credence Systems Corporation

Commission File No.: 000-22366

The following is a transcript of an earnings conference call held by LTX Corporation on August 26, 2008.

Final Transcript

Conference Call Transcript LTXX—Q4 2008 LTX Corporation Earnings Conference Call Event Date/Time: Aug. 26. 2008 / 8:30AM ET

CORPORATE PARTICIPANTS

Mark Gallenberger

LTX Corporation—VP, CFO

Dave Tacelli

LTX Corporation—President, CEO

CONFERENCE CALL PARTICIPANTS

Brian Lee

Citigroup—Analyst

Vernon Essi

Needham & Company—Analyst

Jason Bernstein

Quattro Global—Analyst

Patrick Ho

Stifel Nicolaus—Analyst

PRESENTATION

Operator

Good afternoon, and welcome to LTX Corporation’s fourth quarter and fiscal year analyst conference call. During the presentation, all participants will be in a listen-only mode. After the presentation, we will conduct a question-and-answer session. (OPERATOR INSTRUCTIONS) At the request of LTX, this conference is being recorded. Speakers for today’s call will be David Tacelli, Chief Executive Officer and President; Mark Gallenberger, Vice President and Chief Financial Officer.

At this time, I would like to turn the conference over to Mr. Mark Gallenberger. Sir, you may begin.

Mark Gallenberger—LTX Corporation—VP, CFO

Thank you. Welcome to LTX Corporation’s fourth quarter fiscal year 2008 conference call for the period ended July 31, 2008. Joining me on today’s call is Dave Tacelli, CEO and President. After my introductory comments, Dave will discuss the Company’s performance for the fourth quarter and discuss the business outlook. Then I will provide further detail on the Company’s financial performance during the fourth quarter of fiscal year 2008, as well as provide guidance for LTX’s first quarter of fiscal year 2009. We will take your questions after our prepared remarks. A replay of this call will be made available through September 25, by dialing 888-286-8010, and the pass code is 62613242. Or you can visit our website at www.LTX.com. As a reminder, the only authorized spokespeople for the Company are Dave Tacelli and myself. Now, for our Safe Harbor statement.

During the course of this conference call, we may make projections or other forward-looking statements regarding LTX’s business outlook or the future financial performance of the Company. We wish to caution you that these statements such as projected revenues, earnings per share, operating expenses and gross margin are only predictions and that actual events or results may differ materially. The guidance provided during this call represents the Company’s estimates as of this day, and the Company assumes no obligation to update this guidance. Please refer to our Safe Harbor statement in our earnings release for more information on important factors that could cause actual results to differ. Now, on to the call, Dave.

Dave Tacelli —LTX Corporation—President, CEO

Thank you, Mark, and good morning everyone. Well, we met our EPS guidance. Our fourth quarter revenues reflect a softening in the SOC test market. Our business model continues to perform at or ahead of our internal expectations and resulted in a close to break even fiscal year on a GAAP basis. Certain market segments that showed strength the previous quarter pulled back slightly during Q4. The cause of the pullback was a combination of seasonal effects and broad economic conditions. While several key customers have been bullish in the strong second half of the year, many are now unsure and are waiting to see the strength of the upcoming holiday season. The result is customers delaying purchases until absolutely needed which is forcing semiconductor test companies to a higher reliance on turns business.

Of course the big news for us during the quarter was the announcement of the merger with Credence. While there isn’t much more I can report on the merger than what has already been publicly disclosed our original schedule was for a vote by shareholders in late September and it is now planned for August 28. Assuming we receive shareholder approval, we are prepared to move quickly with a new Company that combines the strength of both LTX and Credence. This new Company will have the products, the world class support and the global reach to be a major player in the SOC test market. We’ll be communicating more definitive news about the merger in the coming days and weeks to employees, customers and investors. But now, back to LTX’s fourth quarter and fiscal year results.

Included among our accomplishments for the fiscal year were our customer concentration dropped significantly during the fiscal year with growth outside our largest customer expanding year-over-year. We had three greater than 10% customers for product revenue and four greater than 10% customers for product bookings during the fiscal year. We had 15 customer wins including a win in the fourth quarter for a significant next generation RF test platform decision. This win contributed to revenues within the quarter. After an intense technical evaluation between LTX and two incumbent suppliers, we won a strategic decision in the high performance analog group at our largest customer, providing a significant long-term growth opportunity within the account. We introduced a new X-Series product, the MXc, that offers better performance and improved throughput compared to the CX, yet is hardware and software compatible.

In addition to the MXc there were several new instruments and capabilities brought to market for the X-Series, expanding its market reach with new power, DSP, and high performance digital instruments. The transfer of X-Series production from Jabil Billerica, Massachusetts to Jabil Penang, Malaysia was completed with all new test systems now shipping directly from that facility. We achieved a $35 million breakeven level, lower than we had originally targeted and we’ve been EBITDA positive for over three years, generating positive net cash for the last two years. In addition, we paid off the remaining portion of our $150 million convertible debt.

Now, for a few comments on the fourth quarter, revenues just shy of $36 million were at the low end of our guidance, but we were still — but we still remain profitable. Our business model continues to deliver good results including gross margin at 50.6%, and breakeven slightly below $35 million and positive EBITDA for the 13th quarter running. Bookings for the quarter were $30 million, with a high percentage converted into revenue. As mentioned above, current market conditions have led to added uncertainty on our customers’ ability to forecast capacity requirements accurately and therefore they continue to push for very short delivery schedules. Even with high utilization rates, customers are still hesitant to add capacity until they are certain of the business. In normal business conditions, existing utilization rates would normally trigger an increase in capacity. But in today’s environment, customers are not purchasing equipment until the last possible moment.

With several new technologies introduced during the year, we expanded our share with our top five customers, as well as one next generation decision at new customers including several significant RF wireless companies. During the year, we were selected as the RF wireless test platform by 12 new customers. In aggregate, these 12 customers have the potential to drive more than 50 test systems during fiscal year ‘09 with eight of the 12 already contributing to revenue and the other four expected to ramp through the fiscal year. We have developed some new technology for testing high precision data converters that was directly responsible for share gains at certain customers. This technology is compelling enough where we have applied for several patents. We have already received over a dozen orders for this instrument, and it is expected to drive over two dozen tester sales during the next fiscal year.

As mentioned earlier, we introduced a new member of the X-Series, the MXc. The importance of the MXc is that it provides an upgrade path to higher performance digital and multi-site capabilities that are offered on the MX, but with the interface and compatibility with the existing CX production duct boards and software. Customers adopting the MXc can leverage the large installed base of CX testers in the marketplace, while protecting their investment for the future by having a path to enhanced performance and capability of the MX. The performance, reliability and cost of ownership delivered by the X-Series is resonating in the marketplace. And we expect an accelerated expansion of the installed base as we continue through the fiscal year.

From an operations perspective, we are excited to report that we successfully completed the transition for our product manufacturing to Jabil Penang. In fact, we completed the transition ahead of our internal schedules with a few testers shipped out of Penang in Q4. Being the first in our industry to outsource the complete manufacturing process provided us the experience needed to make this smooth transition. I want to personally thank the LTX and Jabil teams for such a successful project.

I’m sure there are two important questions on everyone’s mind when you think about LTX. First, when do we expect to see business conditions improve. And second, how are the merger plans with Credence progressing? As I stated at the beginning of my remarks, earlier in the year customers were bearish on the first half of the calendar year but bullish on the second half. For certain markets and even more so, specific customers, business is good. In a general sense the optimism for the second half has given way to extreme cautiousness. For customers to add capacity they must have confidence and/or clarity in the future and until they do they’re holding back all capital spending. The days of ordering equipment in the event business materializes is long gone and has been replaced by ordering at the very last minute. The good news for LTX is that the business model we have is firmly in place, and specifically designed to react to this type of business environment.

With regard to the proposed merger of LTX and Credence, the plans are progressing very well. We’ve been in the planning stage for the past month and I expect to roll up the new organization and Company road map in the next couple of weeks. Because of the timing of this transaction, we plan to provide a full update on the merger for investors during the first full week in October. As a near term market indicator, we’ve chosen to provide LTX stand-alone revenue guidance as well as revenue guidance for the combined entity, which includes LTX’s full quarter revenues and two months of Credence revenues, with our press release and earnings call today.

In addition to this revenue guidance, when the merger was first announced we identified $25 million per year in cost savings that would be achieved with this combination. After the intense planning sessions that have taken place, the expectation is now for cost savings in excess of the $25 million target. All other questions relating to the merger will be addressed during the October update. We are nearing a significant moment in the history of both LTX and Credence. Assuming shareholder approval, we plan to move aggressively to merge the two companies, taking advantage of the benefits that both companies can bring to the market. Until that time, we will continue to move LTX forward by supporting our customers with leading test technology, superior global support, and low cost solution. I’d now like to turn the call back over to Mark for his detailed comments on the quarter.

Mark Gallenberger—LTX Corporation—VP, CFO

Thanks, Dave. Total incoming orders for the quarter were $30 million; revenue for the quarter was $35.8 million which is down 9% from last quarter’s revenue of $39.3 million. Gross margin was 50.6%, which is down sequentially due to lower revenue volume. Operating expenses were down sequentially, approximately $600,000, due to tight controls over all expense items. R&D spending was $11.2 million, which includes $241,000 in stock-based compensation expense. SG&A was $6.5 million, which includes $574,000 in stock-based compensation expense. Net income for the quarter was $630,000, or $0.01 earnings per share on a GAAP basis. EBITDA was a positive $3.9 million, or 11% of revenue for the quarter.

The EBITDA calculation excludes depreciation of $2.7 million, net interest income of $303,000, stock-based compensation expense of $842,000, and $54,000 in tax expense. For the 12 month period ended July 31, 2008, sales were $135.8 million compared to $147.6 million in the prior fiscal year. Net loss was $600,000, or $0.01 loss per share on a GAAP basis which included a tax benefit of $3.1 million or $0.05 per share. For the prior fiscal year, net loss was $10.7 million or $0.17 loss per share on a GAAP basis, which included inventory and restructuring charges totaling $3.8 million or $0.06 per share. EBITDA for the fiscal year was $11.9 million or 9% of revenue, versus $11.6 million or 8% of revenue for the prior fiscal year. Net cash increased by approximately $2.2 million during the year, which is the second year in a row of positive net cash generation for the Company.

Next I’ll provide a breakdown of bookings and revenue for the quarter. 57% of bookings were from IDMs while 43% came from subcontract test and fabless companies. 94% of bookings for the quarter were for product and 6% for service. In terms of revenue, 65% came from IDMs, while 35% came from subcontract test and fabless companies. 83% of revenue was for product and 17% for service.

Now, on to the balance sheet, for the quarter, net cash increased by $2 million or 6% of revenue. We ended the quarter with gross cash of $71.5 million, and net cash of $53.6 million. Accounts receivable increased by $2.8 million to end the quarter with a balance of $24.2 million. As a result, DSO was 61 days versus 49 days in the prior quarter. Inventory decreased from $23.4 million last quarter to $22.5 million this quarter, due to tight controls over the manufacturing build plan. Net capital expenditures were $1 million for the quarter, primarily driven by capital testers, and spares to support the worldwide installed base. Depreciation expense was $2.7 million. Accounts payable increased by $3.8 million to end the quarter with a balance of $14.1 million. Stockholders’ equity increased $1 million to end the quarter with total equity of $117.3 million.

Now, on to the backlog summary, we started the quarter with backlog balance of $44 million. During the quarter, we added $30 million in new orders and shipped $36 million to customers. There were about $2 million in cancellations. Therefore, the ending backlog is $36 million, with about two-thirds shippable over the next six months.

Guidance for Q1 2009 is as follows. We expect revenue to be in the range of 30 million to $34 million. Gross margin is expected to be 49%. The GAAP reported net loss per share is projected to be in the range of $0.06 to $0.02, assuming 63 million shares outstanding. Assuming the proposed merger between LTX Corporation and Credence Systems Corporation is approved and closes later this week, the combined Company revenue guidance for the quarter ending October 31, is expected to be in the range of $60 million to $64 million. This guidance assumes three months of LTX revenue and approximately two months of Credence revenue. In summary, our business model continues to generate positive net cash even during this period of industry weakness. And our manufacturing move to Malaysia was completed on schedule with new tester shipments now shipping directly out of Penang. This concludes our prepared remarks and at this time we’ll take your questions.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) And our first question will come from the line of Timothy Arcuri with Citi.

Brian Lee—Citigroup—Analyst

This is actually Brian Lee calling for Tim. Couple of things, can you give us any sense for the gross margin on a combined basis in Q1?

Mark Gallenberger—LTX Corporation—VP, CFO

Brian, it’s Mark. At this point we can’t give you any color like that. What we plan to do is give you additional information below the revenue guidance that we have provided today which would be gross margin and EPS assumptions at the October mid-quarter update call that Dave alluded to.

Brian Lee—Citigroup—Analyst

Okay. Okay.

Dave Tacelli—LTX Corporation—President, CEO

Hey Brian, one thing that I would like to add, in that October call, we also plan to talk about the new structure, give some color on product road map and also talk about the road map as it’s been rolled out to customers. So not only will there be some financial pieces of that update but there will also be color on the markets, the customers and how the merger plans have been executed to that point.

Brian Lee—Citigroup—Analyst

Okay. Great. Maybe as a follow-up, can you give me any sense, I guess I’m just trying to get my arms around it a little bit just for the model, but any sense for what the gross margins are for just the service business at Credence?

Dave Tacelli—LTX Corporation—President, CEO

Brian, any discussion of the Credence business, we have to stay away from at this point. You know that.

Mark Gallenberger—LTX Corporation—VP, CFO

We’re two separate companies still and so we really can’t be commenting on Credence’s business at this point in time.

Brian Lee—Citigroup—Analyst

Okay. Fair enough. Maybe a bigger picture question, then. If I look at the Credence side of the business, they reported the results for this quarter, obviously, and it looks like there’s very little product left there and it’s mostly service at this point. So I guess I’m wondering, is the big deterioration in share there a driver of the need to realize additional cost synergies beyond the initial $25 million target. And does any of this incremental savings — I know you guys haven’t put any fine comb on it, but any of this incremental savings, is it coming as a result of plans to maybe shutter certain product lines once the merger is complete?

Dave Tacelli—LTX Corporation—President, CEO

Brian, the first thing, let me talk about the cost synergies. All of the planning process was done as — when we looked at the markets and looked at the products that we wanted to go after, none of the cost synergies has to do with any kind of deterioration as you mentioned. So it was all part of the planning cycle as we went into this integration process. As far as any other comments on pieces of business on the Credence side, we can’t comment at this point as we said before.

Brian Lee—Citigroup—Analyst

Okay. Thanks, guys. I’ll look forward to the October call.

Dave Tacelli—LTX Corporation—President, CEO

Great. Thanks.

Operator

And our next question will come from the line of Vernon Essi with Needham & Company. Please proceed.

Vernon Essi—Needham & Company—Analyst

Thank you. Just a housekeeping question here, Mark, on the balance sheet. The other assets grew a little bit there. Wondering, what’s in that line item?

Mark Gallenberger—LTX Corporation—VP, CFO

The other assets grew this quarter because of deal-specific costs and so anything that’s related to the merger are going into that line item. So that’s why it grew this quarter.

Vernon Essi—Needham & Company—Analyst

Should we expect that to continue to trend upwards in October?

Mark Gallenberger—LTX Corporation—VP, CFO

Trend upwards in the October quarter balance sheet? No, I wouldn’t expect it to, because once the deal closes, then what we’ll get into is purchase accounting and so we just have to put these expenses this quarter somewhere on the balance sheet until the merger closes and at that point we’ll get into purchase accounting.

Vernon Essi—Needham & Company—Analyst

Okay. And just to back up and look at this from a much more macro intensive view. And I appreciate the comments earlier, but things obviously are changing, people are pushing out their decisions, you’re looking for more turns based business. You did have, it looks to be the first real cancellation in about six or seven quarters. What do you think really is triggering this response? Because there’s definitely, from the device perspective, sort of a polarized set of news out there. Some manufacturers are doing very well. I’m not too sure their capital budgets are ever really promising this day and age but they seem to be having two separate tones. Is there any milestone or event that turned for you in particular over the last couple of months that caused this reversal?

Dave Tacelli—LTX Corporation—President, CEO

No, I don’t think it’s any one specific event. What we’ve seen I would say for the last nine to 12 months is a very cautious outlook. What we’ve also talked to you about is it’s not a customer by customer basis. There have been customers and still are customers today, as you mentioned, doing very, very well and continuing to drive capacity. There are some of our larger customers that have gone into what I would call a flat mode. I think it has to do with kind of where they are in their market segments in their business. But there’s been no one trigger event. I think it has to do with how they’ve launched products to the market, how successful they’ve been and it’s really been customer specific. As you mention, there have been some that have done well and some that haven’t.

Vernon Essi—Needham & Company—Analyst

At your larger customer, there is a very sizable footprint being put into place in the new strategy. Have you seen any changes in their tone regarding that and their capital budgets or are they keeping most of the vendors somewhat at arms’ length distance to some of those plans?

Mark Gallenberger—LTX Corporation—VP, CFO

Well, again, not to comment on their overall strategy, but what I can say is that as it relates to us, we’ve seen no change. We see no change. I think they’re being just like everyone else, cautious in the market, waiting to see how demand gets realized through this, what I call the holiday season, but no change in their behavior.

Vernon Essi—Needham & Company—Analyst

Okay. And sorry to jump around, Mark. I apologize. In your prepared comments you probably mentioned this but what was the split between product and services for the revenue number? I have it down for bookings but not revenue.

Mark Gallenberger—LTX Corporation—VP, CFO

For revenue the breakdown for revenue was 83% coming from product, 17% for service.

Vernon Essi—Needham & Company—Analyst

Thank you very much.

Mark Gallenberger—LTX Corporation—VP, CFO

Okay. Sure.

Operator

Our next question will come from the line of Jason Bernstein with Quattro Global. Please proceed.

Jason Bernstein—Quattro Global—Analyst

Good morning. Sounds like the quarter went very well. A couple of questions. Did you have any — was there any impact to the pending merger on your revenues? It would seem to indicate that maybe there was some indecision on some of their customer’s standpoint.

Dave Tacelli—LTX Corporation—President, CEO

As it relates to the customers that we’ve talked to and how we’ve discussed the merger, there’s been no impact at all to our bookings or revenue.

Jason Bernstein—Quattro Global—Analyst

Okay. And the second question may have already been answered or you may not be able to answer it. But with regards to the Credence convertible bond, is that something that you also can’t comment on until post the merger?

Dave Tacelli—LTX Corporation—President, CEO

The thing that I would say is we structured the deal purposely looking at not triggering the bond conversion. What I can say is that we’ve also in the last 12 hours, we have received communication or I say we, Credence has received communication from select bond holders that believe that a change of control provision has been triggered and I know that Credence will be dealing with that.

Jason Bernstein—Quattro Global—Analyst

Okay. Congratulations on the quarter.

Dave Tacelli—LTX Corporation—President, CEO

Thank you.

Operator

(OPERATOR INSTRUCTIONS) And our next question will come if the line of Patrick Ho with Stifel Nicolaus. Please proceed.

Patrick Ho—Stifel Nicolaus—Analyst

Thanks a lot. Dave, Mark, in terms of the overall SOC test business environment, are there certain applications or marketplaces where you see this pullback more than others? Or as you mentioned, Dave, is it very customer-specific? Do you see any overall trends in select marketplaces?

Dave Tacelli—LTX Corporation—President, CEO

That’s a really good question, Patrick. I think overall anything related to RF wireless has stayed pretty stable. As a matter of fact, I commented earlier, there are a lot of customers that we’ve won during the year that actually drove revenue, some that we won in the fourth quarter actually drove revenue in the fourth quarter. So we’ve seen a far more stable environment out of companies in the wireless space. We have seen what I call some lightness on some pure digital applications, consumer applications. We also have seen some lightness in areas related to automotive.

Patrick Ho—Stifel Nicolaus—Analyst

Great.

Dave Tacelli—LTX Corporation—President, CEO

But one of the strong suits for LTX and a lot of area of expansion over the past year and will be over the next fiscal year, the wireless area has been pretty strong.

Patrick Ho—Stifel Nicolaus—Analyst

Great. Now that the transition to Asia manufacturing is complete, and I know you briefly mentioned it on your prepared remarks, but can you give a little more color on your ability to ramp up once demand trends do improve, because I guess from my perspective, if you get a sudden surge in demand, you’re getting more turns business, do you feel that this is ready to meet that sudden surge that comes whenever it comes?

Mark Gallenberger—LTX Corporation—VP, CFO

Yes, Patrick, it’s Mark. I think that the Jabil Penang facility is — their largest manufacturing facility worldwide. We’ve been very impressed with their ability to ramp up not only the product, but also the talent in Penang to service the LTX account and so I’m very confident that this new location is going to be able to service the ups and downs as the Jabil Billerica plant has been able to service us. So I’m very confident that they were able to leverage their—copy—exact model and move this business over to Penang in a relatively seamless manner.

Patrick Ho—Stifel Nicolaus—Analyst

Okay. Great. A final question on a broader level about the Credence merger. And Dave, I’m not sure how much you can go into detail, but I’m sure you’ve had discussions, with current Credence customers at a high level, can you just comment how those discussions have been? What’s your take on your conversations with them at this point in the game?

Dave Tacelli—LTX Corporation—President, CEO

Well, the thing that I would say, Patrick, is all of my discussions to date have been with LTX specific customers, none of my conversations have been with Credence specific customers. Now, there are situations where we share the same customers. In all of my discussion was the LTX customer base, I think I described this on the merger, it’s probably been 80% positive, 20% neutral, 80% positive because they see a bigger Company, they see a wider reach, they see a bigger global support footprint. They see some of the interesting pieces of technology that we’ve combined together. On the 20% neutral, it’s more just make sure that you don’t affect how I buy and what I buy. So it’s not negative, it’s just neutral. So I would rate it overall as a very positive roll-out to LTX customers. What I plan to do in the October call is now begin to discuss the combined Company and all customers. That’s something that I can’t do today because I have not approached their customer list.

Patrick Ho—Stifel Nicolaus—Analyst

Thanks a lot, guys.

Dave Tacelli—LTX Corporation—President, CEO

Okay.

Operator

At this time this completes our question-and-answer session. I will now turn the call back over to Mark Gallenberger for closing remarks.

Mark Gallenberger—LTX Corporation—VP, CFO

Okay. Well, thank you very much for joining us today. And as Dave had mentioned, we plan to have a mid-quarter call in early October so that we can discuss more specifically about the merger integration with Credence and other plans going forward. So thank you for your time today. Have a good day.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Good day, everyone.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This communication is being made with respect to the proposed business combination involving LTX and Credence Systems Corporation (“Credence”). In connection with the proposed transaction, LTX has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of LTX and Credence may file with the SEC other documents regarding the proposed transaction. The Joint Proxy Statement/Prospectus, which has been mailed to stockholders of LTX and Credence, contains important information about LTX, Credence, the transaction and related matters. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus as well as other documents that may be filed with the SEC carefully in their entirety because they contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LTX and Credence through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from LTX by contacting Mark Gallenberger at mark_gallenberger@ltx.com, or 781-467-5417 or from Credence by contacting Brenda Ropoulos at brenda_ropoulos@credence.com, or 408-635-4309.

LTX and Credence, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger, dated as of June 20, 2008, among LTX, Zoo Merger Corporation and Credence. Information regarding LTX’s directors and executive officers is contained in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007, its proxy statement dated November 6, 2007 and its Current Report on Form 8-K filed on June 23, 2008 and July 29, 2008, which are filed with the SEC. Information regarding Credence’s directors and executive officers is contained in Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, its proxy statement dated March 7, 2008, its Current Reports on Form 8-K filed on April 18, 2008; May 1, 2008; June 10, 2008; June 17, 2008 and June 23, 2008, and its Form 4 filed on April 29, 2008, which are filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this communication regarding the proposed transaction between LTX and Credence, including statements regarding LTX’s, Credence’s and/or the combined company’s revenue, margin or earnings guidance, the ability of LTX and Credence to complete the proposed merger, the ability of LTX to obtain stockholder approval of matters relating to the proposed merger, whether the proposed merger will be determined to constitute a change of control and a designated event under the indenture governing the Credence notes, whether Credence will be required to offer to repurchase all of the outstanding Credence notes following the proposed merger, the timing of the completion of the proposed merger and any other statements about

LTX or Credence managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to obtain stockholder approval for matters relating to the proposed merger, the ability to satisfy the other conditions to the completion of proposed merger, the ability to consummate the proposed merger, the determination of whether the proposed merger constitutes a change of control and a designated event under the indenture governing the Credence notes, the ability to successfully integrate LTX’s and Credence’s operations and employees; the ability to realize anticipated synergies and cost savings; the risk of fluctuations in sales and operating results; risks related to the timely development of new products, options and software applications and the other factors described in LTX’s Annual Report on Form 10-K for the fiscal year ended July 31, 2007 and Credence’s Annual Report on Form 10-K for the fiscal year ended November 3, 2007, their most recent Quarterly Reports on Form 10-Q and their Joint Proxy Statement/Prospectus, each as filed with the SEC. LTX and Credence disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the time this communication is made.